SBC COMMUNICATIONS INC.
175 East Houston
San Antonio, Texas 78205

May 20, 2005

By Facsimile to (202) 772-9205

Michele M. Anderson,
Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549-0510

Re:	SBC Communications Inc. Post-Effective Amendment No. 1 to Form S-3 File No. 333-118476

Dear Ms. Anderson:

     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Securities Act”), SBC Communications Inc. (the “Registrant”) hereby respectfully requests that the effective date of the above-captioned Post-Effective Amendment No. 1 to Form S-3 (the “Post-Effective Amendment”) be accelerated, and that the Post-Effective Amendment be declared effective as soon as is practicable.

     In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Registrant will promptly notify the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of such change, in which case the Registrant may be making an oral request for acceleration of the effectiveness of the Post-Effective Amendment, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act. Such request may be made by any officer of the Registrant or by any lawyer with Sullivan & Cromwell LLP.

     The Registrant confirms that it is aware of its obligations under the Securities Act. In addition, the Registrant hereby acknowledges that

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Post-Effective Amendment effective, it does not foreclose the Commission from taking any action with respect to the Post-Effective Amendment;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Post-Effective Amendment effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Post-Effective Amendment; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, SBC COMMUNICATIONS INC.
By:	/s/ Charles P. Allen
Charles P. Allen
Assistant Treasurer

cc:	John T. Bostelman (Sullivan & Cromwell LLP)